Exhibit 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Third Quarter of 2014

Monaco—(Marketwired – October 29, 2014) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”) today reported its results for the three and nine months ended September 30, 2014.  The Company had minimal operations from the period from March 20, 2013 (date of inception) to September 30, 2013.

Results for the three and nine months ended September 30, 2014

For the three months ended September 30, 2014, the Company had a net loss of $18.9 million, or $0.14 basic and diluted loss per share.  This loss includes the noncash amortization of stock-based compensation of $6.3 million.

For the nine months ended September 30, 2014, the Company had a net loss of $44.6 million, or $0.34 basic and diluted loss per share.  This loss includes the noncash amortization of stock-based compensation of $17.6 million.

The Company had minimal operations during the period from March 20, 2013 (date of inception) to September 30, 2013 so the prior year periods are not comparable to results for the three months and nine months ended September 30, 2014.

Explanation of Components of Financial Results for the Third Quarter of 2014 and 2013

For the three months ended September 30, 2014, the Company recorded a net loss of $18.9 million.  The Company recorded a net loss of $2.7 million for the three months ended September 30, 2013.

Time charter equivalent, or TCE revenue, a non-GAAP measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.

TCE revenue was $12.4 million for the three months ended September 30, 2014, associated with 22 vessels time chartered-in and one vessel owned, for which TCE revenue per day was $6,941 (see the breakdown of daily TCE averages below).  Time charter equivalent revenue per day was adversely affected by a depressed rate environment for dry bulk carriers as well as the integration of the time chartered-in vessels into our fleet which required significant time and fuel as they had to be repositioned for certain of their first voyages.

Vessel operating costs for the three months ended September 30, 2014 were $0.4 million related to two Kamsarmax vessels delivered to the Company from the shipyards in August and September 2014.

Depreciation for the three months ended September 30, 2014 was $0.1 million and relates to two Kamsarmax vessels delivered to the Company from the shipyards in August and September 2014.

Charterhire expense was $22.9 million for the three months ended September 30, 2014 relating to the time chartered-in vessels described below. See the Company's Fleet List below for the terms of these agreements.

General and administrative expense was $8.0 million for the three months ended September 30, 2014. Such amount included $6.3 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance.  General and administrative expense was $0.7 million for the three months ended September 30, 2013.

During the three months ended September 30, 2013, the Company incurred a $2.1 million loss in connection with a shareholder receivable denominated in Norwegian kroner that was not settled in U.S. dollars until October 2013.

Explanation of Components of Financial Results for the Nine Months Ended September 30, 2014 and the Period From March 20, 2013 (Date of Inception) to September 30, 2013

For the nine months ended September 30, 2014, the Company recorded a net loss of $44.6 million and recorded a net loss of $2.7 million during the period from March 20, 2013 (date of inception) to September 30, 2013.

TCE revenue was $27.8 million for the nine months ended September 30, 2014, associated with 24 vessels time chartered-in and one vessel owned, for which the time charter equivalent revenue per day was $7,570 (see the breakdown of daily TCE averages below).   Time charter equivalent revenue per day was adversely affected by the integration of the time chartered vessels into our fleet which required significant time and fuel as they had to be repositioned for their first voyages as well as a depressed rate environment for dry bulk carriers.

Vessel operating costs for the nine months ended September 30, 2014 was $0.4 million related to two Kamsarmax vessels delivered to the Company from the shipyards in August and September 2014.

Depreciation for the nine months ended September 30, 2014 was $0.1 million and relates to two Kamsarmax vessels delivered to the Company from the shipyards in August and September 2014.

Charterhire expense was $49.5 million for the nine months ended September 30, 2014 relating to the time chartered-in vessels described below. See the Company's Fleet List below for the terms of these agreements.

General and administrative expense was $23.4 million for the nine months ended September 30, 2014. Such amount included $17.6 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance. General and administrative expense was $0.7 million for the period from March 20, 2013 (date of inception) to September 30, 2013.

During the period from March 20, 2013 (date of inception) to September 30, 2013, the Company incurred a $2.1 million loss in connection with a shareholder receivable denominated in Norwegian kroner that was not settled in U.S. dollars until October 2013.

Recent Significant Events

$411 Million Credit Facility

On October 20, 2014 the Company announced that it has received commitments from a group of financial institutions for a loan facility of up to $411.264 million (the "Facility").

The Facility was arranged by DNB Markets, Inc. and contains commitments from financial institutions including DNB Capital, LLC, the Export-Import Bank of Korea ("KEXIM") and Korea Trade Insurance Corporation ("KSURE") as well as Korean and international pension funds and financial institutions.

The Facility shall mature six years from the delivery of the final vessel securing the Facility, however not later than June 2022, and in certain circumstances the Facility shall mature 12 years after the delivery of each financed vessel. The Facility is available to finance up to 60% of the contract price of the Company's 12 Capesize bulk carriers under construction at Sungdong Shipbuilding & Marine Engineering Co., Ltd, South Korea. The terms and conditions of the Facility, including covenants, are similar to those in the Company's existing credit facilities and customary for financings of this type, and the commitments from KEXIM and KSURE are in accordance with OECD Guidelines. The Facility is subject to customary conditions precedent and the execution of definitive documentation.

$42 Million Credit Facility

On October 22, 2014, the Company announced that it has received a commitment from a leading European financial institution for a loan facility of up to $42.0 million (the "Loan Facility").

The Facility will be used to finance up to 60% of the market value upon delivery of two Kamsarmax vessels currently under construction at Imabari Shipbuilding Co. Ltd., Japan. The Loan Facility has a final maturity of six years from the date of delivery of each vessel. The terms and conditions of this commitment are consistent with those of the Company's existing credit commitments. The Loan Facility is subject to customary conditions precedent and the execution of definitive documentation.

Update on Fleet Financing

Including the two credit facilities described above, the Company has now either signed loan agreements or received commitments for 66 of the vessels in its fleet.  In addition, the Company has received proposals from leading European and Asian financial institutions to finance a portion of the cost of its remaining 14 unfinanced vessels.  The terms and conditions of these proposals, for which commitments are expected within 2014, are consistent with those of the Company's existing credit commitments. The closing of any resultant loan facilities would remain subject to credit approval and customary conditions precedent, including negotiation and execution of definitive documentation.

 Senior Notes Offering

On September 22, 2014 the Company issued $65 million in aggregate principal amount of senior unsecured notes (the “Notes”).  The Notes will mature on   September 15, 2019 and may be redeemed in whole or in part at any time or from time to time after September 15, 2016.  The Notes will bear interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15, commencing on December 15, 2014. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25 in excess thereof. The Company intends to use all or substantially all of the net proceeds of this offering to fund installment payments due under its newbuilding program, and the remaining amount, if any, for general corporate purposes and working capital.  The Company had granted the underwriters a 30-day option to purchase an additional $9.75 million in aggregate principal amount of Notes.

On October 16, 2014, underwriters exercised their option to purchase an additional $8,625,000 aggregate principal amount of the Notes (the “Additional Notes”) at $25.00 per note. The Company plans to use all or substantially all of the net proceeds of this offering to fund installment payments due under its newbuilding program, and the remaining amount, if any, for general corporate purposes and working capital. Following the closing of the Additional Notes, the Company has $73,625,000 aggregate principal amount of the Notes outstanding.

Contemplated Bond Offering

The Company is currently evaluating raising additional capital in the institutional bond markets in an offering exempt from registration under the Securities Act of 1933, as amended. The Company believes this could provide an opportunity to diversify its sources of funding and further strengthen the Company’s balance sheet.

Time chartered-in vessels

During the third quarter of 2014, the Company entered into five time charter agreements.

•
A Post-Panamax vessel built in 2012 at a Chinese shipyard.  This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $13,000 per day. The Company has the option to extend this time charter for one year at $14,000 per day. This vessel is expected to be delivered December 2014.

•
A Post-Panamax vessel built in 2011 at a Chinese shipyard.  This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $9,500 per day. The Company has the option to extend this time charter for one year at $11,500 per day. The vessel was delivered on September 10, 2014.

•
A Kamsarmax vessel built in 2014 at a South Korean shipyard.  This vessel has been time chartered-in for 11 to 14 months at the Company’s option at $12,000 per day. The Company has the option to extend this time charter for one year. The vessel was delivered on August 22, 2014.

•
A Panamax vessel built in 2014 at a Chinese shipyard.  This vessel has been time chartered-in for 10 to 13 months at Company’s option at $5,000 per day for the first 40 days and $10,000 per day thereafter.  The Company has the option to extend the charter for one year at $12,000 per day. The vessel was delivered on August 10, 2014.

•
A Supramax vessel built in 2008 at a Chinese shipyard.  This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

Current Liquidity

As of October 27, 2014, the Company had $208.9 million in cash and cash equivalents.

Newbuilding Program

The aggregate purchase price of the vessels in our initial fleet of 80 vessels was $3,102.8 million, of which two Kamsarmax vessels were delivered to us during the third quarter of 2014. As of October 27, 2014, we have paid a total of $936.0 million in installment payments due under our shipbuilding contracts for our Initial Fleet, including payments for the two vessels delivered to us. The remaining $2,166.8 million is scheduled to be paid in installments through the delivery dates of each vessel.  The Company currently has 29 Ultramax newbuildings, 21 Kamsarmax newbuildings and 28 Capesize newbuildings.  The estimated future payment dates and amounts are as follows*:

Q4 2014	$52.8	million**
Q1 2015	260.3	million
Q2 2015	288.7	million
Q3 2015	513.1	million
Q4 2015	327.6	million
Q1 2016	372.9	million
Q2 2016	280.0	million
Q3 2016	71.3	million
	$2,166.8	million

*     These are estimates only and are subject to change as construction progresses.
**   Relates to payments expected to be made from October 27, 2014 to December 31, 2014.

Conference Call Details:

Wednesday, October 29, 2014 at 11:00 AM Eastern Daylight Time and 4:00 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(888)-797-2980 (U.S.) or 1(913)-981-5596 (International). The conference participant passcode is 7812625. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=100862

Scorpio Bulkers, Inc. and Subsidiaries
Consolidated Statements of Operations (unaudited)
(Dollars in Thousands, Except Per Share Data)
	Three Months Ended	Three Months Ended	Nine Months Ended	Period from March 20, 2013 (date of inception) to
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenue:
Vessel revenue	$12,608	$-	$31,255	$-

Operating expenses:
Voyage expenses	238	-	3,418	-
Vessel operating cost	382	-	382	-
Charterhire expense	22,906	-	49,468	-
Depreciation	117	-	117	-
General and administrative expenses	8,034	675	23,385	676
Total operating expenses	31,677	675	76,770	676

Operating loss	(19,069)	(675)	(45,515)	(676)

Other income (expense):
Interest income	129	19	922	19
Foreign exchange gain (loss)	5	(2,081)	-	(2,081)
Other expense, net	26	-	26	-
Total other income	160	(2,062)	948	(2,062)

Net loss	$(18,909)	$(2,737)	$(44,567)	$(2,738)

Loss per common share- basic and diluted (1)	$(0.14)	$(0.08)	$(0.34)	$(0.17)

Weighted-average shares outstanding- basic and diluted (1)	133,248,016	33,453,698	133,034,280	15,692,995

(1)
Diluted weighted-average shares outstanding, which would include the impact of restricted shares, for the three and nine months ended September 30, 2014 would be anti-dilutive since the Company is in a net loss position. As such, there is no difference between basic and diluted earnings per share for these periods. There were no potentially dilutive shares outstanding during the period from March 20, 2013 (date of inception) to September 30, 2013.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets (unaudited)
(Dollars in Thousands, Except Per Share Data)

	September 30, 2014	December 31, 2013

Current assets

Cash and cash equivalents	$218,585	$733,896
Due from charterers	17,419	-
Prepaid expenses and other current assets	2,817	61
Total current assets	238,821	733,957

Non-current assets
Vessels, net	66,653	-
Vessels under construction	870,265	371,692
Deferred financing costs, net	2,240	-
Other assets	13,794	35
Total non-current assets	952,952	371,727

Total assets	$1,191,773	$1,105,684

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued expenses	$6,704	$1,472
Total current liabilities	6,704	1,472

Non-current liabilities
Senior Notes	65,000	-
Total non-current liabilities	65,000	-

Total liabilities	71,704	1,472

Shareholders' equity
Common stock, $0.01 par value per share; authorized 450,000,000 shares;
issued and outstanding 140,299,695 and 133,403,931 shares as of
September 30, 2014 and December 31, 2013, respectively	1,403	1,334
Paid-in capital	1,169,540	1,109,185
Accumulated deficit	(50,874)	(6,307)
Total shareholders' equity	1,120,069	1,104,212

Total liabilities and shareholders' equity	$1,191,773	$1,105,684

Scorpio Bulkers Inc., and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)
(Dollars in Thousands)
	Nine Months Ended September 30, 2014	Period from March 20, 2013 (date of inception) to September 30, 2013
Operating activities
Net loss	$(44,567)	$(2,738)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	17,579	-
Unrealized loss on foreign currency transactions	-	2,080
Depreciation	117	-
Amortization of deferred financing costs	10	-

Changes in operating assets and liabilities:
Increase in amounts due from charterers	(22,081)	-
Increase in prepaid expenses and other current assets	(2,756)	(4)
Increase in accounts payable and accrued expenses	2,642	635
Net cash used in operating activities	(49,056)	(27)

Investing activities
Payments for vessels and vessels under construction	(562,781)	(70,053)
Net cash used in investing activities	(562,781)	(70,053)

Financing activities
Proceeds from issuance of common stock	42,345	243,123
Proceeds from Senior Notes offering	65,000	-
Debt issue costs paid	(10,819)	-
Net cash provided by financing activities	96,526	243,123

(Decrease) increase in cash and cash equivalents	(515,311)	173,043
Cash at cash equivalents, beginning of period	733,896	-
Cash and cash equivalents, end of period	$218,585	$173,043

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)
(Dollars in Thousands, Except Per Day Data)

	Three Months Ended	Three Months Ended	Nine Months Ended	Period from March 20, 2013 (date of inception) to
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Time Charter Equivalent Revenue (1):
Vessel revenue	$12,608	$-	$31,255	$-
Voyage expenses	238	-	3,418	-
Time charter equivalent revenue	$12,370	$-	$27,837	$-

Time charter equivalent revenue attributable to:
Kamsarmax	$9,459	$-	$21,486	$-
Ultramax	2,911	-	6,351	-
	$12,370	$-	$27,837	$-

Revenue days (1):
Kamsarmax	1,397	-	2,957	-
Ultramax	385	-	720	-
Combined	1,782	-	3,677	-

TCE per revenue day (1):
Kamsarmax	$6,771	$-	$7,266	$-
Ultramax	$7,561	$-	$8,816	$-
Combined	$6,941	$-	$7,570	$-

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses.  Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards.  TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

Fleet List as of October 28, 2014

Capesize Vessels
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull H1309 - TBN SBI Puro	Q1-15	180,000	Waigaoqiao
2	Hull H1310 - TBN SBI Valrico	Q2-15	180,000	Waigaoqiao
3	Hull H1311 - TBN SBI Maduro	Q3-15	180,000	Waigaoqiao
4	Hull H1364 - TBN SBI Belicoso	Q3-15	180,000	Waigaoqiao
5	Hull H1365 - TBN SBI Corona	Q1-16	180,000	Waigaoqiao
6	Hull H1366 - TBN SBI Diadema	Q1-16	180,000	Waigaoqiao
7	Hull H1367 - TBN SBI Estupendo	Q2-16	180,000	Waigaoqiao
8	Hull S1205 - TBN SBI Camacho	Q2-15	180,000	Sungdong
9	Hull S1206 - TBN SBI Montesino	Q2-15	180,000	Sungdong
10	Hull S1211 - TBN SBI Magnum	Q3-15	180,000	Sungdong
11	Hull S1212 - TBN SBI Montecristo	Q3-15	180,000	Sungdong
12	Hull S1213 - TBN SBI Aroma	Q3-15	180,000	Sungdong
13	Hull S1214 - TBN SBI Cohiba	Q4-15	180,000	Sungdong
14	Hull S1215 - TBN SBI Habano	Q4-15	180,000	Sungdong
15	Hull S1216 - TBN SBI Lonsdale	Q1-16	180,000	Sungdong
16	Hull S1217 - TBN SBI Partagas	Q1-16	180,000	Sungdong
17	Hull S1218 - TBN SBI Parejo	Q2-16	180,000	Sungdong
18	Hull S1219 - TBN SBI Toro	Q2-16	180,000	Sungdong
19	Hull S1220 - TBN SBI Tuscamina	Q2-16	180,000	Sungdong
20	Hull H1059 - TBN SBI Churchill	Q4-15	180,000	Daewoo
21	Hull H1060 - TBN SBI Perfecto	Q4-15	180,000	Daewoo
22	Hull H1061 - TBN SBI Presidente	Q1-16	180,000	Daewoo
23	Hull H1062 - TBN SBI Panatela	Q1-16	180,000	Daewoo
24	Hull H1063 - TBN SBI Robusto	Q2-16	180,000	Daewoo
25	Hull HN1058 - TBN SBI Behike	Q3-15	180,000	Daehan
26	Hull HN1059 - TBN SBI Monterrey	Q4-15	180,000	Daehan
27	Hull HN1060 - TBN SBI Macanudo	Q4-15	180,000	Daehan
28	Hull HN1061 - TBN SBI Cuaba	Q1-16	180,000	Daehan
	Capesize NB DWT		5,040,000

Kamsarmax Vessels
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S1680 - TBN SBI Samba	Q1-15	84,000	Imabari
2	Hull S1681 - TBN SBI Rumba	Q3-15	84,000	Imabari
3	Hull 1090 - TBN SBI Electra	Q3-15	82,000	Yangzijiang
4	Hull 1091 - TBN SBI Flamenco	Q3-15	82,000	Yangzijiang
5	Hull 1092 - TBN SBI Rock	Q4-15	82,000	Yangzijiang
6	Hull 1093 - TBN SBI Twist	Q1-16	82,000	Yangzijiang
7	Hull SS164 - TBN SBI Salsa	Q3-15	81,600	Tsuneishi
8	Hull SS179 - TBN SBI Merengue	Q1-16	81,600	Tsuneishi
9	Hull S1228 - TBN SBI Capoeira	Q1-15	82,000	Hudong
10	Hull S1722A - TBN SBI Conga	Q2-15	82,000	Hudong
11	Hull S1723A - TBN SBI Bolero	Q3-15	82,000	Hudong
12	Hull S1229 - TBN SBI Carioca	Q2-15	82,000	Hudong
13	Hull S1724A - TBN SBI Sousta	Q3-15	82,000	Hudong
14	Hull S1725A - TBN SBI Reggae	Q4-16	82,000	Hudong
15	Hull S1726A - TBN SBI Zumba	Q1-16	82,000	Hudong
16	Hull S1231 - TBN SBI Macarena	Q1-16	82,000	Hudong
17	Hull S1735A - TBN SBI Parapara	Q1-16	82,000	Hudong
18	Hull S1736A - TBN SBI Mazurka	Q2-16	82,000	Hudong
19	Hull S1230 - TBN SBI Lambada	Q3-15	82,000	Hudong
20	Hull S1232 - TBN SBI Swing	Q2-16	82,000	Hudong
21	Hull S1233 - TBN SBI Jive	Q2-16	82,000	Hudong
	Kamsarmax NB DWT		1,725,200

Ultramax Vessels
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui
3	Hull 1911 - TBN SBI Poseidon	Q3-16	60,200	Mitsui
4	Hull 1912 - TBN SBI Apollo	Q3-16	60,200	Mitsui
5	Hull S870 - TBN SBI Echo	Q3-15	61,000	Imabari
6	Hull S871 - TBN SBI Tango	Q3-15	61,000	Imabari
7	Hull S-A098 - TBN SBI Achilles	Q2-16	61,000	Imabari
8	Hull S-A089 - TBN SBI Cronos	Q4-15	61,000	Imabari
9	Hull S-A090 - TBN SBI Hermes	Q1-16	61,000	Imabari
10	Hull NE180 - TBN SBI Bravo	Q1-15	61,000	Nacks
11	Hull NE181 - TBN SBI Antares	Q1-15	61,000	Nacks
12	Hull NE182 - TBN SBI Maia	Q3-15	61,000	Nacks
13	Hull NE183 - TBN SBI Hydra	Q3-15	61,000	Nacks
14	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nacks
15	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nacks
16	Hull DE018 - TBN SBI Leo	Q1-15	61,000	Dacks
17	Hull DE019 - TBN SBI Lyra	Q2-15	61,000	Dacks
18	Hull DE020 - TBN SBI Subaru	Q2-15	61,000	Dacks
19	Hull DE021 - TBN SBI Ursa	Q3-15	61,000	Dacks
20	Hull CX0610 - TBN SBI Athena	Q1-15	64,000	Chengxi
21	Hull CX0651 - TBN SBI Pegasus	Q3-15	64,000	Chengxi
22	Hull CX0652 - TBN SBI Orion	Q4-15	64,000	Chengxi
23	Hull CX0612 - TBN SBI Thalia	Q4-15	64,000	Chengxi
24	Hull CX0653 - TBN SBI Hercules	Q4-15	64,000	Chengxi
25	Hull CX0627 - TBN SBI Perseus	Q1-16	64,000	Chengxi
26	Hull CX0654 - TBN SBI Kratos	Q1-16	64,000	Chengxi
27	Hull CX0655 - TBN SBI Samson	Q2-16	64,000	Chengxi
28	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi
29	Hull CX0656 - TBN SBI Phoenix	Q3-16	64,000	Chengxi
	Ultramax NB DWT		1,795,800

	Total Newbuild DWT		8,561,000

As used in this earnings release “Dacks” refers to Dalian COSCO KHI Ship Engineering Co. Ltd., “Daehan” refers to Daehan Shipbuilding Co., Ltd., “Daewoo” refers to Daewoo Mangalia Heavy Industries S.A.,“Chengxi” refers to Chengxi Shipyard Co., Ltd., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc., “Imabari” refers to Imabari Shipbuilding Co. Ltd., “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., “Nacks” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., “Sungdong” refers to Sungdong Shipbuilding & Marine Engineering Co., Ltd., “Tsuneishi” refers to Tsuneishi Group (Zhoushan) Shipbuilding Inc., “Waigaoqiao” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., and “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.

(1)	Expected delivery date relates to quarter during which each vessel is currently expected to be delivered from the shipyard.

Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
Total DWT		164,000

Time chartered-in vessels

The Company has time chartered-in 24 dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2012	98,700	China	$13,000	15-Sep-16	(1)
Post-Panamax	2010	93,000	China	$13,250	23-Oct-14	(2)
Post-Panamax	2011	93,000	China	$13,500	24-Oct-14	(3)
Post-Panamax	2009	93,000	China	See Note (4)	9-May-15	(4)
Post-Panamax	2011	93,000	China	$9,500	11-Aug-15	(5)
Kamsarmax	2014	82,500	South Korea	$12,000	23-Jul-15	(6)
Kamsarmax	2009	82,500	Japan	$14,500	8-Feb-15	(7)
Kamsarmax	2012	82,000	South Korea	$15,500	23-Jul-17	(8)
Kamsarmax	2011	81,900	South Korea	$12,750	3-Apr-15	(9)
Kamsarmax	2012	81,500	South Korea	$14,500	7-Dec-14	(10)
Kamsarmax	2011	81,500	South Korea	$15,000	15-Jan-16	(11)
Kamsarmax	2012	81,000	South Korea	$15,000	10-Feb-15	(12)
Kamsarmax	2012	79,500	China	$14,000	23-Jan-15	(13)
Panamax	2004	77,500	China	$14,000	3-Jan-17	(14)
Panamax	2014	77,000	Japan	$16,000	4-Mar-15	(15)
Panamax	2014	76,000	China	See Note (16)	19-Jun-15	(16)
Panamax	2009	76,500	Japan	$14,000	1-Dec-14	(17)
Panamax	2007	75,500	South Korea	$13,750	14-Feb-15	(18)
Ultramax	2010	61,000	Japan	$14,200	1-Apr-17	(19)
Supramax	2010	58,000	China	$14,250	12-Dec-16	(20)
Supramax	2011	58,000	China	$13,750	18-Jan-15	(21)
Supramax	2008	58,000	China	$12,250	13-Jun-16	(22)
Supramax	2015	55,000	Japan	$14,000	30-Jun-18	(23)
Handymax	2002	48,500	Japan	$12,000	31-Jan-17	(24)
Total TC DWT		1,844,100

(1)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $13,000 per day. The Company has the option to extend this time charter for one year at $14,000 per day. This vessel is expected to be delivered December 2014.

(2)	This vessel has been time chartered-in for eight to 10 months at Company’s option at $13,250 per day. The vessel was delivered on February 23, 2014.
(3)	This vessel has been time chartered-in for seven to nine months at the Company’s option at $13,500 per day. The vessel was delivered on March 24, 2014.
(4)
This vessel has been time chartered-in for 10 to 14 months at the Company's option at a rate of 90% of the Baltic Panamax 4TC Index. The Company has the option to extend this time charter for an additional 10 to 14 months at the same rate of hire.  The vessel was delivered on July 9, 2014.

(5)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $9,500 per day. The Company has the option to extend this time charter for one year at $11,500 per day. The vessel was delivered on September 11, 2014.

(6)
This vessel has been time chartered-in for 11 to 14 months at the Company’s option at $12,000 per day. The Company has the option to extend this time charter for one year. The vessel was delivered on August 22, 2014.

(7)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $14,500 per day. The Company has the option to extend this time charter for one year at $15,500 per day. The vessel was delivered on March 8, 2014.

(8)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(9)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $12,750 per day. The Company has the option to extend this time charter for one year at $13,750 per day. The vessel was delivered on May 3, 2014.

(10)	This vessel has been time chartered-in for 10 to 12 months at Company’s option at $14,500 per day. The vessel was delivered on February 7, 2014.
(11)
This vessel has been time chartered-in for 23 to 28 months at the Company’s option at $15,000 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,000 per day. This vessel was delivered on February 15, 2014.

(12)	This vessel has been time chartered-in for 12 to 14 months at Company’s option at $15,000 per day. The vessel was delivered on February 10, 2014.
(13)
This vessel has been time chartered-in for 11 to 14 months at the Company’s option at $14,000 per day. The Company has the option to extend the charter for an additional 11 to 14 months at $14,750 per day. This vessel was delivered on February 23, 2014.

(14)	This vessel has been time chartered-in for 32 to 38 months at the Company’s option at $14,000 per day. The vessel was delivered on May 3, 2014.
(15)	This vessel has been time chartered-in for 12 to 13 months at Company’s option at $16,000 per day. The vessel was delivered on March 4, 2014.
(16)
This vessel has been time chartered-in for 10 to 13 months at Company’s option at $5,000 per day for the first 40 days and $10,000 thereafter.  The Company has the option to extend the charter for one year at $12,000 per day. The vessel was delivered on August 10, 2014.

(17)
This vessel has been time chartered-in until December 1, 2014 which may be extended for an additional two months at the Company’s option. The charter hire rate is $15,900 per day until June 23, 2014 and $14,000 per day thereafter, including the option period. The vessel was delivered on January 23, 2014.

(18)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $13,750 per day. The Company has the option to extend the charter for an additional year at $14,750 per day. The vessel was delivered on March 14, 2014.

(19)
This vessel has been time chartered-in for three years at $14,200 per day. The Company has options to extend the charter for up to three consecutive one year periods at $15,200 per day, $16,200 per day and $17,200 per day, respectively. This vessel was delivered on April 13, 2014.

(20)
This vessel has been time chartered-in for 20 to 24 months at the Company’s option at $14,250 per day. The Company has the option to extend the charter for an additional 10 to 12 months at $14,850 per day. This vessel was delivered on April 12, 2014.

(21)	This vessel has been time chartered-in for 10 to 13 months at the Company’s option at $13,750 per day. This vessel was delivered on March 18, 2014.
(22)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

(23)
This vessel has been time chartered-in for three years at $14,000 per day. The Company has options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. This vessel is expected to be delivered during the first half of 2015.

(24)
This vessel has been time chartered-in for 34 to 37 months at the Company’s option at $12,000 per day. The Company has options to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively. This vessel was delivered on March 31, 2014.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns two Kamsarmax vessels, time charters-in 24 dry bulk vessels (one Handymax, one Ultramax, four Supramax, five Panamax, eight Kamsarmax and five Post-Panamax vessels) and has contracted for 78 dry bulk vessels consisting of 29 Ultramax, 21 Kamsarmax and 28 Capesize vessels, from shipyards in Japan, South Korea, China and Romania. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 8.7 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)